Exhibit 99.6

To Our Shareholders:

The focus of fiscal 2015 was on the clinical development of our lead drug candidates. Our Irish subsidiary, Transition Therapeutics Ireland Limited (TTIL), focused its efforts on the development of neuropsychiatric drug candidate, ELND005. Transition’s other development subsidiary, Waratah Pharmaceuticals Inc., supported the clinical development of lead diabetes candidate TT401 as it progressed through a Phase 2 study, performed by partner Lilly. TTIL also expanded its development pipeline with the in-licensing of a selective androgen receptor modulator (SARM) compound targeting androgen deficiency. With multiple development programs, Transition continues its strategy of economically advancing parallel programs to create a series of potential value creation catalysts.

Neuropsychiatric Drug Candidate - ELND005

In June 2015, the results from the Phase 2/3 clinical study of ELND005 in Alzheimer’s disease (AD) patients with at least moderate levels of agitation and aggression were announced. The study did not meet its primary efficacy endpoint as both the treatment and placebo showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in AD at the 250mg bid dose.

Since announcing the results, TTIL has been performing a thorough review of the study data from the Phase 2/3 trial. These results are being shared with a selected group of expert clinical advisors for their input on the potential future development of ELND005.

Since TTIL had been actively preparing for additional clinical studies prior to the data announcement, there is sufficient ELND005 drug product available for further late stage clinical studies. The TTIL development team has been diligently analyzing the data and compiling clinical study reports for the completed ELND005 agitation and aggression studies. The next step is to consider both the results of the ongoing Phase 2/3 study data review and feedback from clinical advisors to determine any potential clinical development for ELND005. Should TTIL decide to pursue further ELND005 clinical development, regulatory agencies will be approached to share the study data and set a future clinical development plan.

Diabetes Drug Candidate – TT401

Over the last year, there have been many developments in the market for GLP-1 therapies targeting type 2 diabetes and obesity. These include the FDA approval of a once-weekly GLP-1 product for type 2 diabetes from Lilly and the FDA approval of a high dose GLP-1 product for chronic weight management. These market entrants highlight the need for GLP-1 products in type 2 diabetes and their expansion into new markets such as obesity.

Lilly, our development partner for TT401, has been performing a Phase 2 study of TT401 in type 2 diabetes individuals. The randomized, double-blind, placebo-controlled study includes six study arms, four doses of TT-401, a placebo arm and a once-weekly exenatide arm. The study has enrolled 420 patients. The main efficacy outcome measures will be the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study.

Transition, through its development subsidiary Waratah, has financially supported the Phase 2 study by contributing US$14 million during calendar 2014. Any future development and commercialization costs relating to TT401 will be borne by Lilly. The data from this study is expected to be announced either in late calendar Q4 2015 or Q1 2016.

Drug Candidate TT701 – Androgen Deficiency

In May 2015, TTIL acquired development and commercialization rights to a drug candidate (TT701) from Lilly. TT701 is a selective androgen receptor modulator (SARM) that has been shown in a previous Phase 2 study performed by Lilly to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels.

Androgens are a group of hormones that play a role in male traits and reproductive activity. Present in both males and females, the principle androgens are testosterone and androstenedione. Men over the age of 30 experience a modest and gradual drop in sex hormone levels. However, androgen deficiency is when the body has lower levels of male sex hormones, particularly testosterone, than is needed for health. This deficiency can be caused by a number of conditions leading to reduced libido, reduced lean body mass, increased fat mass and other undesired outcomes.

TTIL is actively engaged with potential partners to collaborate on the development of TT701 for specific medical populations. These target medical populations are individuals who can benefit from androgen therapy, but their background condition would preclude the use of testosterone replacement therapy. The markets that TTIL is targeting for the TT-701 drug candidate do not have a product approved for androgen replacement therapy.

Looking Ahead

The coming year promises to be important in charting the future of Transition and its subsidiaries. In the near future, TTIL will complete its ELND005 data review and external clinical advisory consultations. These activities are expected to inform any future clinical advancement of ELND005. For TT401, the Phase 2 study has completed enrolment of 420 type 2 diabetes individuals. Data from the study will be instructive to define the potential commercial positioning of TT401 in the GLP-1 market. The newly in-licensed TT701 is being prepared for a Phase 2 study to commence in calendar 2015. TTIL is working closely with partners to advance TT701 in the best-suited patient population suffering from androgen deficiency.

In parallel with the above mentioned activities, the Company will continue to leverage its development team by growing its pipeline of drug candidates in the coming year. Our strategy is focused on finding opportunities where we can create value by taking calculated risks with potential new candidates.

I would like to take this opportunity to thank our employees and our Board of Directors and scientific advisors for their contribution. I also would like to thank the patients in our completed, ongoing and future clinical trials. We look forward to providing updates on our progress over the next year and thank our shareholders for their commitment and continued support.

Tony Cruz, Chairman and Chief Executive Officer

Transition Therapeutics Inc.